Exhibit 2.1                                     Execution Copy

CONTRIBUTION AGREEMENT
BY AND AMONG
MUFG AMERICAS HOLDINGS CORPORATION
THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.
MITSUBISHI UFJ FINANCIAL GROUP, INC.
JUNE 30, 2016

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CONTRIBUTION AGREEMENT
THIS CONTRIBUTION AGREEMENT (this “Agreement”) is entered into as of June 30, 2016 (“Execution Date”) with respect to transactions to become effective on July 1, 2016 (the “General Effective Date”) and dates thereafter, by and among MUFG Americas Holdings Corporation (“MUAH”), a Delaware corporation, The Bank of Tokyo-Mitsubishi UFJ, Ltd. (“BTMU”), a Japanese banking entity, and Mitsubishi UFJ Financial Group, Inc. (“MUFG”), a joint stock corporation (kabushiki kaisha) incorporated under the laws of Japan. BTMU is wholly-owned by MUFG.
A.    MUAH is a financial holding company under the Bank Holding Company Act of 1956 as amended (“BHCA”), and the sole stockholder of MUFG Union Bank, N.A., an insured national bank (“MUB”). MUAH is a wholly-owned subsidiary of BTMU. Upon consummation of the transactions contemplated under this Agreement, MUAH shall be owned by both BTMU and MUFG, with BTMU retaining a majority shareholder interest.
B.    In compliance with the Federal Reserve Board’s (“FRB’s”) final regulations for foreign banking organizations (“FBOs”) adopting enhanced prudential standards (the “EPS Rules”), MUFG and BTMU as FBOs must transfer their interests in U.S. subsidiaries they own or control to an intermediate holding company (“IHC”) generally on or before July 1, 2016. MUFG and BTMU may have additional time, up until July 1, 2017 (the “Later Effective Date”), to transfer to the IHC their interests in U.S. subsidiaries non-branch assets amounting to less than 10% of MUFG’s and BTMU’s holdings in U.S. subsidiaries, excluding the assets of MUAH and its subsidiaries, including MUB, (the “90/10% Rule”).
C.    MUFG’s plans to comply with the EPS Rules are summarized in its Implementation Plan filed with the FRB in December 2014 and as revised by subsequent submissions to the FRB (the “IP Plan”). MUFG has designated MUAH to serve as its IHC. MUFG and BTMU intend to contribute to MUAH by the General Effective Date and the Later Effective Date certain U.S. subsidiaries they own or control as identified in the IP Plan as revised from time to time (the “Contributed Entities”). MUFG and BTMU further intend to liquidate, dispose of, and/or re-domesticate certain other entities they currently own or control to comply with the EPS Rules by no later than the Later Effective Date (the “Disposed Entities”). A depiction of the projected transfer procedures for the Contributed Entities is attached as Exhibit A (“Projected Transfer Procedures”). The parties acknowledge and agree, however, that the procedures outlined in Exhibit A may be revised, provided compliance with the EPS Rules is still attained.
D.    The parties wish to provide for the terms and conditions of the transactions in which each Contributed Entity will be contributed by MUFG and BTMU respectively to MUAH in exchange for the issuance of the number of shares of common stock of MUAH specified in this Agreement (each such transaction a “Contribution” and collectively, the “Contributions”).
E.    In addition to the Contributions, this Agreement memorializes the commitments by BTMU and MUFG with respect to the timing for the liquidation, disposal and/or re-domestication of the Disposed Entities.
F.     The parties intend that contemplated transactions for the Contributed Entities and the Disposed Entities will result in MUFG, BTMU and MUAH being in full compliance with all applicable laws and regulations, including the EPS Rules.
G.    MUFG, BTMU and MUAH shall mutually agree on the book value for each Contributed Entity through a methodology consistent with applicable accounting principles, as set forth in Exhibit B (Estimated Book Value of the MUFG and BTMU Contributed Entities).
H.    The parties and their affiliates intend that the BTMU Contributed Entities will each be treated for U.S. federal income tax purposes as an exchange described in Section 351(a) of the Internal Revenue

Code of 1986, as amended (the “Code”) and as contributions-in-kind under Japanese tax law. The parties and their affiliates shall file all Tax Returns (as hereafter defined) in a manner consistent with the treatment of the Contributions as exchanges described in Section 351(a) of the Code, and as contributions-in-kind under Japanese tax law, and shall not take any tax position that is inconsistent with such treatment unless required to do so under applicable law pursuant to a "determination" within the meaning of Section 1313(a) of the Code.
I.    All corporate approvals required from MUFG, BTMU and MUAH have been granted for approval of the execution of this Agreement by MUFG, BTMU and MUAH. In addition, all corporate approvals required for consummation of the contemplated Contributions have been granted to MUFG, BTMU, and MUAH, and to the extent applicable, to the Contributed Entities.
Accordingly, and in consideration of the representations, warranties, covenants, agreements and conditions herein contained, the parties hereto agree as follows:
ARTICLE I
THE CONTRIBUTIONS AND RELATED MATTERS
1.1    MUFG Contributed Entities. Subject to the terms and conditions of this Agreement and the satisfaction of the conditions precedent set forth in Article VIII hereof, MUFG agrees to transfer to MUAH and MUAH agrees to acquire and accept from MUFG as a capital contribution all of MUFG’s right, title and interest in and to the Contributed Entities identified below (the “MUFG Contributed Entities”):
Mitsubishi UFJ Securities (USA), Inc.
MUFG Fund Services (USA) LLC
1.2    Transfer of MUFG Contributed Entities. The stock or membership interests, as the case may be, of the MUFG Contributed Entities shall be transferred to MUAH as of the General Effective Date at the Closing Effective Time specified in Section 1.9 for MUFG Contributed Entities.
1.3    Exchange for MUFG Contributed Entities. In exchange for the transfer to MUAH of the MUFG Contributed Entities, MUAH shall issue to MUFG in two steps a number of shares (in each case, rounded to the nearest whole number) of MUAH common stock calculated in accordance with the following methodology. A “Base Price Per Share For March” shall be determined by dividing the MUAH book value total equity before non-controlling interests as of March 31, 2016 by the number of outstanding shares as of March 31, 2016 and a “Base Price Per Share For June” shall be determined by dividing the MUAH book value total equity before non-controlling interests as of June 30, 2016 by the number of outstanding shares as of June 30, 2016. The number of MUAH shares to be exchanged for each Contributed Entity (as hereafter defined) in step one shall occur at the respective Closing Effective Time specified in Section 1.9 and be determined by dividing the book value total equity before non-controlling interests of such Contributed Entity as of March 31, 2016 by the Base Price Per Share For March and then reduced by 20% (the “Holdback”). Step two shall be a reconciliation of step one: the number of MUAH shares to be exchanged for each Contributed Entity in step two shall be determined by dividing the book value total equity before non-controlling interests of such Contributed Entity as of June 30, 2016 by the Base Price Per Share For June and then subtracting the number of shares exchanged in step one. The step two true-up (the “True-Up”) shall occur as soon as practicable following the date of availability of MUAH June 30, 2016 reviewed financials, but in any event not later than September 30, 2016.
1.4    Prior Actions by MUFG. MUFG acknowledges and agrees that certain actions will need to be undertaken or caused to be undertaken by MUFG and/or its subsidiaries prior to the Contributions by MUFG to MUAH of the MUFG Contributed Entities. These actions shall include payment of a dividend to MUFG by Mitsubishi UFJ Trust and Banking Corporation (“MUTB”), a wholly-owned subsidiary of MUFG, in the form of all the interest of MUFG Fund Services (USA) LLC, after several related entities owned by MUTB are reorganized and integrated resulting in MUFG Fund Services (USA) LLC as the final surviving entity subject to the dividend. These actions shall also include payment of a dividend to MUFG by Mitsubishi UFJ Securities Holdings Co., Ltd (“MUSHD”), a wholly-owned subsidiary of MUFG, in the form of all the stock of Mitsubishi UFJ Securities (USA), Inc. MUFG shall use commercially reasonable efforts to effectuate these prior transactions (the “MUFG Prior Transactions”) on or before 12:00 am EDT of July 1, 2016.
1.5    BTMU Contributed Entities. Subject to the terms and conditions of this Agreement and the satisfaction of the conditions precedent set forth in Article VIII hereof, BTMU agrees to transfer to MUAH and MUAH agrees to acquire and accept from BTMU as a capital contribution all of BTMU’s right, title and interest in and to the Contributed Entities identified below (the “BTMU Contributed Entities,” and together with the MUFG Contributed Entities, collectively, the “Contributed Entities”):
BTMU Capital Corporation
BTMU Securities, Inc.
MUFG Americas Capital Company
Morgan Stanley MUFG Loan Partners, LLC
1.6    Transfer of BTMU Contributed Entities. The stock or membership interests, as the case may be, of the BTMU Contributed Entities shall be transferred to MUAH as of the General Effective Date at the Closing Effective Time specified in Section 1.9 for BTMU Contributed Entities.
1.7    Exchange for BTMU Contributed Entities. In exchange for the transfer to MUAH of the BTMU Contributed Entities, MUAH shall issue to BTMU in two steps a number of shares (in each case, rounded to the nearest whole number) of MUAH common stock calculated in accordance with the methodology set forth in Section 1.3.
1.8    Required Actions for Other Entities, Disposed Entities and Any Newly Acquired Entities. Consistent with EPS Rules, certain U.S. subsidiaries owned or controlled by MUFG and BTMU have been or shall be liquidated, disposed or re-domesticated in accordance with the timing permitted under the 90/10% Rule. In the case of two BTMU entities, namely, BTMU Leasing & Finance, Inc. and BTMU LF Capital LLC, BTMU agrees that these entities will be liquidated or disposed of, or contributed to MUAH on a date to be agreed that shall be no later than the Later Effective Date. The parties further acknowledge that certain assets will be transferred from BTMU Leasing & Finance, Inc. and BTMU LF Capital LLC prior to or after the Later Effective Date to a contemplated new non-U.S. leasing entity consistent with plans reviewed with the FRB. MUFG commits that an additional MUFG entity owned by MUTB, Mitsubishi UFJ Trust & Banking Corporation (USA), shall be disposed of no later than the Later Effective Date. MUFG also commits that Capital Analytics, which MUTB acquired in May 2016, shall be contributed to MUAH on or before the Later Effective Date. Further, MUFG and BTMU each commit that any new U.S. subsidiaries they come to own or control after the Execution Date of this Agreement (“Newly Acquired Entities”) shall be liquidated, disposed of or contributed to MUAH on or prior to the Later Effective Date or immediately upon acquisition, depending upon treatment under the 90/10% Rule, unless a later date is permitted by the FRB.

1.9    Setting of Closing Date, Closing Effective Times. As soon as practicable after each of the conditions precedent set forth in Article VIII hereof have been satisfied or waived, MUFG, BTMU and MUAH will agree on the initial and subsequent closing dates for the Contributions (each, a “Closing Date”); the parties acknowledge that they currently intend July 1, 2016 (the General Effective Date) to be the Closing Date for most Contributions; BTMU, MUAH and MUFG agree that the closing effective times shall be 12:01 am EDT on the Closing Date for the BTMU Contributed Entities, and 12:02 am EDT on the Closing Date for the MUFG Contributed Entities (the “Closing Effective Times”). For Contributed Entities to be transferred after the General Effective Date consistent with the 90/10% Rule, the parties shall agree to closing effective dates for each Contributed Entity subject to the Later Effective Date.

1.10    Closing of MUFG and BTMU Contributions. Subject to the conditions set forth in this Agreement, the consummation of the Contributions shall be held at the Closing Effective Times, and be held by telephone or through electronic communications among the parties (represented by legal counsel), and shall be effective upon the release by all parties of signatures (whether original, facsimile or electronically transmitted) of the other parties to all documents required to be delivered at the Closing(s). On the Closing Date(s), (A) MUFG and BTMU shall deliver or make available to MUAH: (i) certificates representing all stock or membership interests, as the case may be, together with all books and records related to the Contributed Entities, and (ii) such other documents as are reasonably necessary to consummate the transactions contemplated by this Agreement, and (B) MUAH shall deliver in exchange the MUAH shares. Prior to the Closing Date(s), the parties shall mutually agree to Closing checklists of information and other materials that must be exchanged and actions that must occur as of the Closing Date(s). On each of the Closing Dates, MUAH shall issue and deliver to each of MUFG and BTMU a number of MUAH stock certificate(s) calculated pursuant to the provisions of Sections 1.3 and 1.7, respectively, of this Agreement.
1.11    Employee Matters.
(a)    All employees employed with the Contributed Entities as of the Closing Date shall remain employees of each respective Contributed Entity as of the Closing Date, until such time, if any, that they are migrated into the consolidated workforce under MUB or another MUAH entity. MUFG and BTMU shall provide to MUAH by secure transmission specific information as reasonably requested by MUAH regarding each employee of the respective Contributed Entities, including, but not limited to each employee’s functional title, salary, date of hire, office location, and leave status. Certain employees identified on Exhibit C are subject to special employment arrangements as “Ex Pat Employees,” because while the employees’ base salaries are paid in the U.S. and subject to U.S. tax withholding, they remain covered by BTMU and/or MUFG global performance compensation and benefits plans in expectation of their eventual reassignment to other BTMU or MUFG positions as part of BTMU’s or MUFG’s global officer rotation development program. MUFG and BTMU agree to provide MUAH with reasonable access at MUAH’s request to the copies of all employment records of the employees of the Contributed Entities to the full extent permitted by law on or after the Closing Date.
1.12    Transferred and Excluded Liabilities. Subject to the terms of this Section 1.12, each Contributed Entity once transferred to MUAH shall continue to be responsible for all liabilities and obligations of the respective Contributed Entity to the extent exclusively or primarily resulting from, relating to or arising out of the activities, properties or assets of whatever kind or nature (whether absolute, accrued, contingent, determined, determinable, disclosed, known or unknown, or otherwise) of such Contributed Entity (the “Transferred Liabilities”). Notwithstanding anything to the contrary in this Agreement, once transferred to MUAH, the Contributed Entities’ liabilities shall be limited to their respective Transferred Liabilities as of the date they are transferred to MUAH and once transferred to MUAH, the Contributed Entities shall not be bound by any other duties, responsibilities, obligations or liabilities, of any kind or nature, known, unknown, contingent or otherwise, of MUFG or BTMU, including but not limited to the following liabilities (collectively, the "Excluded Liabilities"):
(a)    any liability to the extent arising from or related to any breach of, default under, failure to perform, torts related to the performance of, violations of law, infringements or indemnities under, guaranties pursuant to and overcharges, underpayments or penalties on the part of BTMU or MUFG arising prior to the Closing Date(s) under, any assumed contract or other contract, agreement, arrangement or understanding to which MUFG or BTMU is party prior to the Closing Date(s) of the respective transfers;
(b)    any liability, including any tax liability, to the extent arising from or related to the operation or condition of the Contributed Entities prior to the Closing Date(s) of the respective transfers; and
(c)    any liability related to the employment of the employees of the Contributed Entities arising prior to the Closing Date(s) of the respective transfers.

MUFG and BTMU each agreed to indemnify and hold harmless MUAH and each Contributed Entity from and against any loss, damage, cost or expense relating to or arising from the Excluded Liabilities.
1.13    Reservation of Right to Revise Transaction. The parties may agree to change the method of effecting the Contributions (including without limitation the provisions of this Article I), to the extent permitted by applicable law and to the extent they mutually determine such change to be desirable.
1.14    Additional Actions. If, at any time after a Closing Date, MUAH shall consider or be advised that any further deeds, assignments or assurances or any other acts are necessary to (a) vest, perfect or confirm, of record or otherwise, in MUAH its right, title or interest in, to or under any of the rights, properties or assets of the Contributed Entities, or (b) otherwise effect the Contributions, MUFG and BTMU shall cooperate and provide all commercially reasonable assistance.
ARTICLE II

REPRESENTATIONS AND WARRANTIES OF MUAH TO MUFG AND BTMU
MUAH represents and warrants to MUFG and BTMU that:
2.1    Organization. MUAH is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite power and authority to own, operate and lease its assets and properties and to carry on its business substantially as it has been and is now being conducted. MUAH is duly qualified to do business and is in good standing in each jurisdiction where the character of the assets or properties owned or leased by it or the nature of the business transacted by it requires that it be so qualified, except for any failure to so qualify that would not be material to either the business of MUAH or its ability to enter this Agreement and consummate the transactions contemplated hereby.
2.2    Authorization. The execution, delivery and performance of this Agreement has been duly approved and authorized by appropriate corporate action of MUAH. This Agreement has been duly executed and delivered by MUAH and constitutes a valid and binding obligation and is enforceable, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, receivership, conservatorship or similar laws or equitable principles or doctrines.
2.3    Conflicts. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, to the best knowledge of MUAH, result in, as applicable, any violation, breach or termination of, or default or loss of a material benefit under, any provision of the Certificate of Incorporation or Bylaws of MUAH or similar documents of any subsidiary of MUAH existing prior to the General Effective Date (each, a “MUAH Subsidiary”), or any material contract of MUAH or any MUAH Subsidiary or any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to MUAH or any MUAH Subsidiary or their respective properties, other than any such conflicts, violations or defaults which (i) will be cured or waived prior to the Closing Date(s) or (ii) are in the aggregate, not material to, as applicable, MUAH or any MUAH Subsidiary. No consent, approval, order or authorization of, or registration, declaration or filing with, any federal or state governmental authority is required by or with respect to MUAH in connection with the execution and delivery of this Agreement or the consummation by MUAH of the transactions contemplated hereby or thereby, except for the filing of all required regulatory applications or notifications, and receipt of associated approvals, by MUFG, BTMU, and MUAH for approval of the transactions contemplated by this Agreement.
2.4    Capitalization and Shares Outstanding. As of the Execution Date hereof, all outstanding stock of MUAH consists of 136,330,831 outstanding shares of common stock, par value of $1.00 each.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF BTMU TO MUAH AND MUFG
BTMU has previously delivered to MUAH the BTMU Disclosure Schedule, attached to this Agreement as Exhibit D, setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article III.
BTMU represents and warrants to MUAH and MUFG that:
3.1    Organization. BTMU is a banking entity duly organized, validly existing and in good standing under the laws of Japan and authorized under the laws of Japan and is duly qualified to do business and it and each BTMU Contributed Entity in good standing in each US jurisdiction where it or such BTMU Contributed Entities transact business, except for any failure to be so qualified or in good standing that would not be material to either the business, results of operations, financial condition or assets of BTMU or of the BTMU Contributed Entities’ or BTMU’s ability to enter this Agreement and consummate the transactions contemplated hereby.
3.2    Authorization. The execution, delivery and performance of this Agreement has been duly approved and authorized by appropriate corporate action of BTMU. This Agreement has been duly executed and delivered by BTMU and constitutes a valid and binding obligation and is enforceable against BTMU, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, receivership, conservatorship or similar laws affecting creditors’ rights generally or equitable principles or doctrines (regardless of whether enforcement is sought in a proceeding at law or in equity).
3.3    Conflicts. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, to the best knowledge of BTMU, result in, as applicable, any violation, breach or termination of, or default or loss of a material benefit under, any material contract of BTMU or any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to BTMU or its properties, other than any such conflicts, violations or defaults which (i) will be cured or waived prior to the Closing Date(s) or (ii) are in the aggregate, not material to, the BTMU Contributed Entities. No consent, approval, order or authorization of, or registration, declaration or filing with, any federal or state governmental authority is required by or with respect to BTMU or the BTMU Contributed Entities in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby or thereby by BTMU except for the filing of all required regulatory applications or notifications, and receipt of associated approvals, by MUFG, BTMU and MUAH, for approval of the transactions contemplated by this Agreement.
3.4    Delivery of the BTMU Contributed Entities. The delivery of the BTMU Contributed Entities as contemplated by this Agreement is not subject to any preemptive right, right of first refusal or other similar right to the benefit of a third party. BTMU is the record and beneficial owner of, and has good and marketable title to, the BTMU Contributed Entities, free and clear of any Lien. For purposes of this Agreement, “Lien” means a charge, mortgage, pledge, lien or similar encumbrance.
3.5    Compliance with Laws.
(d)    Except as disclosed in Section 3.5(a) of the BTMU Disclosure Schedule, since December 31, 2015, the businesses associated with the BTMU Contributed Entities are, and have been, conducted substantially in compliance with all material laws, ordinances and regulations applicable to them, except where the failure to be in compliance would not have a material adverse effect on the business, results of operations, financial condition or assets of the BTMU Contributed Entities.

(e)    No investigation or review by any Governmental Entity (as hereafter defined) with respect to the BTMU Contributed Entities is pending or, to the best knowledge of BTMU, threatened, nor has any Governmental Entity indicated to BTMU an intention to conduct the same, other than normal bank or other financial regulatory examinations reviews and examinations that are in the ordinary course of the businesses of the BTMU Contributed Entities, including bank or financial regulatory examinations and reviews and examinations by governmental taxing authorities. For purposes of this Agreement, “Governmental Entity” means any domestic or foreign governmental or regulatory authority, agency, commission, body, court or other legislative, executive or judicial Governmental Entity.
3.6    Litigation. Except as set forth in Section 3.6 of the BTMU Disclosure Schedule and to the best knowledge of BTMU, there is no suit, action, investigation or proceeding, legal, quasi-judicial, administrative or otherwise, pending or, to the best knowledge of BTMU threatened, against or affecting the BTMU Contributed Entities, or any of their respective officers, directors, employees or agents, in their capacities as such, which is seeking equitable relief or damages against BTMU or the BTMU Contributed Entities, or any of their respective officers, directors, employees or agents, in their capacities as such, or which would materially affect the business, results of operation, financial condition or assets of the BTMU Contributed Entities or the ability of BTMU to consummate the transactions contemplated herein or which is seeking to enjoin consummation of the transactions provided for herein or to obtain other relief in connection with this Agreement or the transactions contemplated hereby, nor is there any judgment, decree, injunction, rule or order of any court outstanding against BTMU or the BTMU Contributed Entities or any of their respective officers, directors, employees or agents, in their capacities as such, having, or which is reasonably expected to have, any such effect.
3.7    Licenses. Except as set forth in Section 3.7 of the BTMU Disclosure Schedule, the BTMU Contributed Entities hold all licenses, certificates, permits, franchises and all patents, trademarks, service marks, trade names, copyrights or right thereto, and required authorizations, approvals, consents, clearances and orders or registrations with all appropriate federal, state or other authorities that are material to the conduct of their respective businesses as are expected to be conducted at the Closing Date(s).
3.8    Taxes. Except as set forth in Section 3.8 of the BTMU Disclosure Schedule:
(a)    Filing of Tax Returns, Payment of Taxes, Etc. BTMU has timely filed or has caused to be timely filed (taking into account any valid filing extensions) all Tax Returns required to have been filed by the BTMU Contributed Entities. Each such Tax Return has been prepared in compliance with all applicable laws and regulations, and all such Tax Returns are true, accurate and complete in all respects. All Taxes that have become due and payable by BTMU or the BTMU Contributed Entities have been timely paid, and any Taxes of BTMU or the BTMU Contributed Entities arising after such date and on or before the Closing Date(s) have been or will be incurred in the ordinary course of business of BTMU or the BTMU Contributed Entities. BTMU has made available to MUAH true, correct and complete copies of all Tax Returns filed by or with respect to the BTMU Contributed Entities, and has made available to MUAH all relevant documents and information with respect thereto, including work papers, records, examination reports, and statements of deficiencies proposed or assessed against or agreed to by or for the BTMU Contributed Entities.
(b)    Liens. There are no liens for Taxes (other than current Taxes not yet due and payable) on any of the assets of BTMU Contributed Entities.
3.9    Insurance. The BTMU Contributed Entities maintain insurance with insurers which in the best judgment of management of BTMU are sound and reputable on their respective assets and upon their respective businesses and operations against loss or damage, risks, hazards and liabilities as in their judgment they deem appropriate. The BTMU Contributed Entities maintain in effect all insurance required to be carried by law or by any agreement by which they are bound. All material claims under all policies of insurance maintained by BTMU or the BTMU Contributed Entities have been filed in due and timely fashion. The BTMU Contributed Entities have not, since December 31, 2015, had an insurance policy canceled or been denied any insurance coverage for which they have applied.

3.10    Employee Matters. Except as set forth in Section 3.10 of the BTMU Disclosure Schedule, no employee of the BTMU Contributed Entities has a contract or agreement with the BTMU Contributed Entity or with BTMU for a specified term of employment or that contains a change-in-control provision or that provides for any severance other than pursuant to BTMU’s severance pay plan generally applicable to BTMU’s employees, and all employees of the BTMU Contributed Entities are at-will employees. The employees of the BTMU Contributed Entities are not, and during the last five years have not been, members of a bargaining unit covered by a collective bargaining agreement or similar agreement with any labor organization to which any BTMU Contributed Entity or BTMU is a party. To the best of BTMU’s knowledge, BTMU is not aware of any union organizing effort, representation petition, strike, slowdown, stoppage or lockout or other labor dispute involving the employees of the BTMU Contributed Entities, either currently or during the last five years. As of the date of this Agreement, to the knowledge of BTMU, none of the employees of the BTMU Contributed Entities are the subject of any representation petition before the National Labor Relations Board.

3.11    Customer and Vendor Consents and Notices. Except as set forth in Section 3.11 of the BTMU Disclosure Schedule, as of the Closing Date for each BTMU Contributed Entity, BTMU has obtained with respect to the Contribution of each respective BTMU Contributed Entity to MUAH, all required customer and vendor consents, and provided any necessary or appropriate customer and vendor notices, except where the failure to provide such notices would not have a material adverse effect on the business, results of operations, financial condition or assets of the BTMU Contributed Entities.
ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF MUFG TO MUAH AND BTMU
MUFG has previously delivered to MUAH the MUFG Disclosure Schedule, attached to this Agreement as Exhibit E, setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article IV.
MUFG represents and warrants to MUAH and BTMU that:
4.1    Organization. MUFG is a joint stock corporation (kabushiki kaisha) incorporated under the laws of Japan, validly existing and in good standing under the laws of Japan and authorized under the laws of Japan and is duly qualified to do business, and it and each MUFG Contributed Entity is in good standing in each US jurisdiction where it or such MUFG Contributed Entities transact business, except for any failure to be so qualified or in good standing that would not be material to either the business, results of operations, financial condition or assets of MUFG or the MUFG Contributed Entities’ or MUFG’s ability to enter this Agreement and consummate the transactions contemplated hereby.
4.2    Authorization. The execution, delivery and performance of this Agreement has been duly approved and authorized by appropriate corporate action of MUFG. This Agreement has been duly executed and delivered by MUFG and constitutes a valid and binding obligation and is enforceable against MUFG, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, receivership, conservatorship or similar laws affecting creditors’ rights generally or equitable principles or doctrines (regardless of whether enforcement is sought in a proceeding at law or in equity).
4.3    Conflicts. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, to the best knowledge of MUFG, result in, as applicable, any violation, breach or termination of, or default or loss of a material benefit under, any material contract of MUFG or any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to MUFG or its properties, other than any such conflicts, violations or defaults which (i) will be cured or waived prior to the Closing Date(s) or (ii) are in the aggregate, not material to, the MUFG Contributed Entities. No consent, approval, order or authorization of, or registration, declaration or filing with, any federal or state governmental authority is required by or with respect to MUFG or the MUFG Contributed Entities in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby or thereby by MUFG except for the filing of all required regulatory applications or notifications, and receipt of associated approvals, by MUFG, BTMU and MUAH, for approval of the transactions contemplated by this Agreement.
4.4    Delivery of the MUFG Contributed Entities. The delivery of the MUFG Contributed Entities as contemplated by this Agreement is not subject to any preemptive right, right of first refusal or other similar right to the benefit of a third party. MUFG is the record and beneficial owner of, and has good and marketable title to, the MUFG Contributed Entities, free and clear of any Lien.
4.5    Compliance with Laws.
(a)    Except as disclosed in Section 4.5(a) of the MUFG Disclosure Schedule, since December 31, 2015, the businesses associated with the MUFG Contributed Entities are, and have been, conducted substantially in compliance with all material laws, ordinances and regulations applicable to them, except where the failure to be in compliance would not have a material adverse effect on the business, results of operations, financial condition or assets of the MUFG Contributed Entities.
(b)    No investigation or review by any Governmental Entity with respect to the MUFG Contributed Entities is pending or, to the best knowledge of MUFG, threatened, nor has any Governmental Entity indicated to MUFG an intention to conduct the same, other than normal bank or other financial regulatory examinations reviews and examinations that are in the ordinary course of the businesses of the MUFG Contributed Entities, including bank or financial regulatory examinations and reviews and examinations by governmental taxing authorities.
4.6    Litigation. Except as set forth in Section 4.6 of the MUFG Disclosure Schedule and to the best knowledge of MUFG, there is no suit, action, investigation or proceeding, legal, quasi-judicial, administrative or otherwise, pending or, to the best knowledge of MUFG threatened, against or affecting the MUFG Contributed Entities, or any of their respective officers, directors, employees or agents, in their capacities as such, which is seeking equitable relief or damages against MUFG or the MUFG Contributed Entities, or any of their respective officers, directors, employees or agents, in their capacities as such, or which would materially affect the ability of MUFG to consummate the transactions contemplated herein or which is seeking to enjoin consummation of the transactions provided for herein or to obtain other relief in connection with this Agreement or the transactions contemplated hereby, nor is there any judgment, decree, injunction, rule or order of any court outstanding against MUFG or the MUFG Contributed Entities or any of their respective officers, directors, employees or agents, in their capacities as such, having, or which is reasonably expected to have, any such effect.
4.7    Licenses. Except as set forth in Section 4.7 of the MUFG Disclosure Schedule, the MUFG Contributed Entities hold all licenses, certificates, permits, franchises and all patents, trademarks, service marks, trade names, copyrights or right thereto, and required authorizations, approvals, consents, clearances and orders or registrations with all appropriate federal, state or other authorities that are material to the conduct of their respective businesses as are expected to be conducted at the Closing Date.
4.8    Taxes. Except as set forth in Section 4.8 of the MUFG Disclosure Schedule:
(a)    Filing of Tax Returns, Payment of Taxes, Etc. MUFG has timely filed or has caused to be timely filed (taking into account any valid filing extensions) all Tax Returns required to have been filed by the MUFG Contributed Entities. Each such Tax Return has been prepared in compliance with all applicable laws and regulations, and all such Tax Returns are true, accurate and complete in all respects. All Taxes that have become due and payable by MUFG or the MUFG Contributed Entities have been timely paid, and any Taxes of MUFG or the MUFG Contributed Entities arising after such date and on or before the Closing Date have been or will be incurred in the ordinary course of business of MUFG or the MUFG Contributed Entities. MUFG has made available to MUAH true, correct and complete copies of all Tax Returns filed by or with respect to the MUFG Contributed Entities, and has made available to MUAH all relevant documents and information with respect thereto, including work papers, records, examination reports, and statements of deficiencies proposed or assessed against or agreed to by or for the MUFG Contributed Entities.
(b)    Liens. There are no liens for Taxes (other than current Taxes not yet due and payable) on any of the assets of MUFG Contributed Entities.
4.9    Insurance. The MUFG Contributed Entities maintain insurance with insurers which in the best judgment of management of MUFG are sound and reputable on their respective assets and upon their respective businesses and operations against loss or damage, risks, hazards and liabilities as in their judgment they deem appropriate. The MUFG Contributed Entities maintain in effect all insurance required to be carried by law or by any agreement by which they are bound. All material claims under all policies of insurance maintained by MUFG or the MUFG Contributed Entities have been filed in due and timely fashion. The MUFG Contributed Entities have not, since December 31, 2015, had an insurance policy canceled or been denied any insurance coverage for which they have applied.

4.10    Employee Matters. Except as set forth in Section 4.10 of the MUFG Disclosure Schedule, no employee of the MUFG Contributed Entities has a contract or agreement with the MUFG Contributed Entity or with MUFG for a specified term of employment or that contains a change-in-control provision or that provides for any severance other than pursuant to MUFG’s severance pay plan generally applicable to MUFG’s employees, and all employees of the MUFG Contributed Entities are at-will employees. The employees of the MUFG Contributed Entities are not, and during the last five years have not been, members of a bargaining unit covered by a collective bargaining agreement or similar agreement with any labor organization to which any of the MUFG Contributed Entities or MUFG is a party. To the best of MUFG’s knowledge, MUFG is not aware of any union organizing effort, representation petition, strike, slowdown, stoppage or lockout or other labor dispute involving the employees of the MUFG Contributed Entities, either currently or during the last five years. As of the date of this Agreement, to the best knowledge of MUFG, none of the employees of the MUFG Contributed Entities are the subject of any representation petition before the National Labor Relations Board.
4.11     Customer and Vendor Consents and Notices. Except as set forth in Section 4.11 of the MUFG Disclosure Schedule, as of the Closing Date for each MUFG Contributed Entity, MUFG has obtained with respect to the Contribution of each respective MUFG Contributed Entity to MUAH, all required customer and vendor consents, and provided any necessary or appropriate customer and vendor notices, except where the failure to provide such notices would not have a material adverse effect on the business, results of operations, financial condition or assets of the MUFG Contributed Entities.
ARTICLE V

COVENANTS OF BTMU
5.1    Business in Ordinary Course. In preparation for the Closing Date, BTMU and the BTMU Contributed Entities shall continue to carry on the businesses and the discharge or incurring of obligations and liabilities of the BTMU Contributed Entities only in the usual, regular and ordinary course of business, as heretofore conducted, except for transactions conducted to support the transactions contemplated by this Agreement. BTMU shall not, without the prior written consent of MUAH, engage in any transaction or take any action that would be reasonably expected to render untrue any of the representations and warranties of BTMU contained in Article III hereof, if such representations and warranties were given as of the Closing Date(s).
5.2    Continuing Regulatory Reporting. From the General Effective Date through the period required to file all required regulatory reports prior to the contribution, BTMU shall provide all necessary resources to continue to make all necessary reports and regulatory filings on a timely basis and in correct and accurate form and substance with respect to the BTMU Contributed Entities and, to the extent permitted by applicable law, to deliver to MUAH the regulatory filings made by BTMU or the BTMU Contributed Entities with respect to the BTMU Contributed Entities.
ARTICLE VI

COVENANTS OF MUFG
6.1    Business in Ordinary Course. In preparation for the Closing Date, MUFG and the MUFG Contributed Entities shall continue to carry on the businesses and the discharge or incurring of obligations and liabilities of the MUFG Contributed Entities only in the usual, regular and ordinary course of business, as heretofore conducted, except for transactions conducted to support the transactions contemplated by this Agreement. MUFG shall not, without the prior written consent of MUAH, engage in any transaction or take any action that would be reasonably expected to render untrue any of the representations and warranties of MUFG contained in Article IV hereof, if such representations and warranties were given as of the Closing Date(s).
6.2    Continuing Regulatory Reporting. From the General Effective Date through the period required to file all required regulatory reports prior to the contribution, MUFG shall provide all necessary resources to continue to make all necessary reports and regulatory filings on a timely basis and in correct and accurate form and substance with respect to the MUFG Contributed Entities and, to the extent permitted by applicable law, to deliver to MUAH the regulatory filings made by MUFG or the MUFG Contributed Entities with respect to the MUFG Contributed Entities.

ARTICLE VII

ADDITIONAL AGREEMENTS
7.1    Inspection of Records; Confidentiality.
(f)    BTMU and MUFG shall each afford to MUAH and to MUAH’s accountants, counsel and other representatives full access during normal business hours during the period prior to the Closing Date(s) to all of their properties, books, contracts, commitments and records, including all attorneys’ responses to auditors’ requests for information, and accountants’ work papers, developed by BTMU or MUFG or their accountants or attorneys, with respect to the Contributed Entities, and will permit MUAH and its representatives to discuss such information directly with BTMU’s and MUFG’s officers, directors, employees, attorneys and accountants. BTMU and MUFG shall use their commercially reasonable efforts to furnish to MUAH all other information concerning the business, properties and personnel of the Contributed Entities as MUAH may reasonably request; however, such access may be limited so as to avoid unreasonable disruption or interference with BTMU’s or MUFG’s business operations or as required by law. Any failure to comply with this covenant shall be disregarded if promptly corrected without material adverse consequences to MUAH. The availability or actual delivery of information shall not affect the representations, warranties, covenants, and agreements of BTMU and MUFG that are contained in this Agreement or in any certificates or other documents delivered pursuant hereto.

7.2    Expenses. Each party hereto shall bear its own expenses incident to preparing, entering into and carrying out this Agreement and to consummating the Contributions and other transactions contemplated under this Agreement.
7.3    Cooperation. Each party covenants that it will use its commercially reasonable efforts to bring about the transactions contemplated by this Agreement as soon as practicable, unless this Agreement is terminated as provided herein. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use its commercially reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement at the earliest practicable time. In case at any time after the Closing Date(s) any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and/or directors of the parties, shall take all such necessary action. Each party shall use its commercially reasonable efforts to preserve for itself and the other parties hereto each available legal privilege with respect to the confidentiality of their negotiations and related communications, including the attorney‑client privilege.
7.4    Dispute Resolution. Each party also agrees that it will promptly communicate to each other any issues or concerns with respect to a party’s performance under this Agreement and escalate such issues or concerns promptly as necessary to the party’s respective senior management. The parties agree to use commercially reasonable efforts to meet, confer and effectively resolve any disputes arising with respect to this Agreement.
7.5    Regulatory Applications. The parties shall, as soon as practicable and appropriate after the date of this Agreement, file all necessary applications with all applicable regulatory authorities and make all necessary regulatory notices and shall use their commercially reasonable efforts to respond as promptly as practicable to all inquiries received concerning said applications and notices. Each party shall advise the other parties periodically of the status of each regulatory application and notice.
7.6    Notice. At all times prior to the Closing Date(s), each party shall promptly notify each other party of the occurrence of any event known to it which will or may result in the failure to satisfy any of the conditions specified in Article VIII hereof. In the event that any party becomes aware of the occurrence or impending occurrence of any event which would constitute or cause a breach by it of any of its representations and warranties, covenants or agreements herein in any material respect, or would have constituted or caused a breach by it of its representations and warranties, covenants or agreements herein in any respect, had such an event occurred or been known prior to the date hereof, said party shall promptly give notice thereof to the other parties, and shall, unless the same has been waived in writing by the other parties, use its commercially reasonable efforts to remedy the same within 30 days, provided that such efforts, if not successful, shall not be deemed to satisfy any condition precedent to the Contributions.
7.7    Delivery of Supplements to Disclosure Schedules. Five business days prior to the Closing Date(s), BTMU and MUFG will each supplement or amend their respective Disclosure Schedules with respect to any matter hereafter arising which, if existing or occurring at or prior to the date of this Agreement, would have been required to be set forth or described in such Disclosure Schedule or which is necessary to correct any information in the Disclosure Schedule or in any representation and warranty made by the disclosing party which has been rendered inaccurate thereby. For purposes of determining the accuracy of the representations and warranties of BTMU and MUFG contained in Articles III and IV hereof in order to determine the fulfillment of the conditions set forth in Article VIII hereof as of the date of this Agreement, the Disclosure Schedules shall be deemed to include only that information contained therein on the date of this Agreement.
7.8    Tax Indemnification. BTMU and MUFG shall each indemnify MUAH from and against: (i) all liability for Taxes that constitute a breach of any of their respective representations in Sections 3.8 and Section 4.8; (ii) all liability for Taxes of BTMU and MUFG respectively for all Pre-Closing Tax Periods (as hereinafter defined); (iii) all Transfer Taxes; (iv) all liability for Taxes of any other person or entity for

Pre-Closing Tax Periods (A) under Treasury Regulations Section 1.1502-6 (or comparable provisions of state, local or foreign law), or (B) as transferee or successor; and (v) all liability of BTMU, MUFG or the Contributed Entities for Taxes of any other person or entity pursuant to contracts to which BTMU, MUFG or a Contributed Entity is a party or otherwise bound as of the Closing Date(s).
For purposes of this Agreement: (a) “Pre-Closing Tax Period” means any Tax Period ending on or before the Closing Date(s) and that portion of any Tax Period ending at the close of business on the Closing Date(s); (b) “Tax” or “Taxes” (and with correlative meaning, “Taxable” and “Taxing”) means any United States federal, state or local, or non-United States, income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, registration, value added, excise, export, natural resources, severance, stamp, withholding, occupation, premium, windfall profit, environmental, customs, duties, real property, personal property, capital stock, capital gains, net worth, intangibles, social security, pension insurance contributions, unemployment, disability, payroll, license, employee, escheat or other tax or similar levy, of any kind whatsoever, including any interest, penalties, or additions to tax in respect of the foregoing; (c) “Tax Period” means any period prescribed by any Taxing authority for which a Tax Return is required to be filed and/or for which a Tax is required to be paid; (d) “Tax Returns” means any return, declaration, report, claim for refund, information return or other document (including any related or supporting estimates, elections, schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of any Tax or the administration of any laws, regulations or administrative requirements relating to any Tax; and (e) “Transfer Taxes” means all excise, sales, use, transfer, stamp, documentary, filing, recordation and other similar Taxes that may be imposed in connection with a Contribution, together with any interest, additions or penalties with respect thereto.
7.9    Impediments to the Transactions. The parties to this Agreement agree not to take any action, and agree that they will promptly, after discovery, provide written notice of any fact, event or circumstance, that would, or is reasonably likely to, materially impede or delay the consummation of the transactions contemplated by this Agreement, or the ability of the parties to obtain any approval of any regulatory authority required for the transactions contemplated by this Agreement or to perform their covenants and agreements under this Agreement.
ARTICLE VIII

CONDITIONS
Notwithstanding any other provision of this Agreement, the obligations of the parties hereunder are subject to the following conditions precedent (except as to those which are waived):
(c)    all of the representations and warranties made by the parties in this Agreement shall be true and correct in all material respects as of the Closing Date(s) as though made on and as of the Closing Date(s);
(d)    each party shall have respectively performed in all material respects all obligations and shall have complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it prior to or at the Closing Date(s);
(e)    there shall not have been any action taken or any statute, rule, regulation or order enacted, promulgated or issued or deemed applicable to a Contribution by any federal or state government or governmental agency or instrumentality or court, which would render any party hereto unable to consummate the transactions contemplated by this Agreement;
(f)    no regulatory authority shall impose any non-standard or unduly burdensome condition relating to a Contribution such that it would substantially deprive MUAH of the economic benefits of the Contribution, as determined in the reasonable judgment of MUAH; and

(g)    the respective MUFG Prior Transactions have occurred.
ARTICLE IX

TERMINATION; AMENDMENT; WAIVER
9.1    Termination. This Agreement may be terminated at any time prior to the Closing Date by the mutual written consent of MUAH, MUFG and BTMU.
9.2    Amendment and Waiver. This Agreement may be amended by the parties hereto at any time. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. Any term, provision or condition of this Agreement may be waived in writing at any time by the party which is entitled to the benefits hereof.
ARTICLE X

GENERAL PROVISIONS
10.1    Survival. The enforceability of rights and claims arising from or related to the representations, warranties, covenants and agreements of the parties in this Agreement shall survive the Closing Date(s).
10.2    Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, by email transmission or by registered or certified mail to the parties at the following addresses (or at such other address for a party as shall be specified by like notice) and shall be deemed to be delivered on the date so delivered:

(a)	if to MUAH:
MUFG Union Bank, N.A.
400 California Street, 16th floor
San Francisco, California 94104
Email: Maureen.Young@UnionBank.com
Attention:
Maureen A. Young
Managing Director, Associate General Counsel

(b)	if to BTMU:
The Bank of Tokyo-Mitsubishi UFJ, Ltd.
1251 Avenue of the Americas
New York, NY 10020
Email: Rhand@us.mufg.jp
Attention:
Robert Hand
Managing Director, Deputy General Counsel

(c)	if to MUFG:
Mitsubishi UFJ Financial Group, Inc.
1251 Avenue of the Americas
New York, NY 10020
Email: Michael.Coyne@UnionBank.com
Attention:
Michael Coyne
General Counsel

10.3    Applicable Law. This Agreement shall be construed and interpreted according to the laws of the State of New York without regard to conflicts of laws principles thereof, except to the extent that the federal laws of the United States apply.
10.4    Headings, Etc. The article headings and section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.
10.5    Severability. If any term, provision, covenant, or restriction contained in this Agreement is held by a final and non-appealable order of a court of competent jurisdiction to be invalid, void, or unenforceable, then the remainder of the terms, provisions, covenants, and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired, or invalidated unless the effect would be to cause this Agreement to not achieve its essential purposes.
10.6    Entire Agreement; No Third Party Rights; Binding Effect; Non-Assignment; Counterparts. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) (a) constitutes the entire agreement among the parties hereto and supersedes all other prior agreements and undertakings, both written and oral, between the parties, with respect to the subject matter hereof; and (b) is not intended to confer upon any other person any rights or remedies hereunder except as specifically provided herein. This Agreement shall be binding upon and inure to the benefit of the parties named herein and their respective successors. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto without the prior written consent of the other parties hereto. This Agreement may be executed in two or more counterparts that together shall constitute a single agreement.
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The undersigned have caused this Agreement to be executed as of the Execution Date.

MUFG AMERICAS HOLDINGS CORPORATION	MITSUBISHI UFJ FINANCIAL GROUP, INC.
/s/ Stephen E. Cummings By: Stephen E. Cummings Title: President and Chief Executive Officer	/s/ Kanetsugu Mike By: Kanetsugu Mike Title: Senior Managing Executive Officer

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. /s/ Kanetsugu Mike
By: Kanetsugu Mike Title: Deputy President & Representative Director